                                                 REGISTRATION NO. 33-51963
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

        TORCHMARK CORPORATION                     TORCHMARK CAPITAL L.L.C.
     (EXACT NAME OF REGISTRANT AS               (EXACT NAME OF REGISTRANT AS
      SPECIFIED IN ITS CHARTER)                SPECIFIED IN ITS CHARTER)


      DELAWARE         63-0780404                DELAWARE         [APPLIED FOR]
  (STATE OR OTHER   (I.R.S. EMPLOYER          (STATE OR OTHER   (I.R.S. EMPLOYER
  JURISDICTION OF    IDENTIFICATION           JURISDICTION OF    IDENTIFICATION
  INCORPORATION OR       NUMBER)             INCORPORATION OR        NUMBER)
   ORGANIZATION)                               ORGANIZATION)

                            2001 THIRD AVENUE SOUTH
                           BIRMINGHAM, ALABAMA 35233
                                (205) 325-4200

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                ---------------

                               KEITH A. TUCKER
                                VICE CHAIRMAN
                             TORCHMARK CORPORATION
                            2001 THIRD AVENUE SOUTH
                           BIRMINGHAM, ALABAMA 35233
                                (205) 325-4248
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
        ALAN J. BOGDANOW, ESQ.                FRANCIS MORISON, ESQ.
         HUGHES & LUCE, L.L.P.                DAVIS POLK & WARDWELL
       1717 MAIN ST., SUITE 2800               450 LEXINGTON AVENUE
          DALLAS, TEXAS 75201                NEW YORK, NEW YORK 10017

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.
                                ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                                        PROPOSED
                                          PROPOSED      MAXIMUM
                            AMOUNT        MAXIMUM      AGGREGATE    AMOUNT OF
  TITLE OF SECURITIES        BEING     OFFERING PRICE   OFFERING   REGISTRATION
    BEING REGISTERED     REGISTERED(3)  PER UNIT(4)     PRICE(5)      FEE(6)
- -------------------------------------------------------------------------------
Torchmark Corporation
 Preferred Stock, $1.00
 par value.............
Torchmark Corporation
 Depositary Shares(1)..
Torchmark Capital
 Preferred Shares......  $200,000,000                 $200,000,000  $68,965.52
Torchmark Corporation
 Backup Undertakings
 with respect to
 Torchmark Capital
 Preferred Shares(2)...

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
  (1) The consideration for the Depositary Shares is included in that of the Preferred Stock, par value $1.00 per share.

  (2) No separate consideration will be received for the Torchmark Corporation Backup Undertakings with respect to the Torchmark Capital Preferred Shares.


  (3) Within the overall amount of securities being registered hereby, the maximum number of shares of Torchmark Corporation Preferred Stock, Depositary Shares or Torchmark Capital Preferred Shares being registered hereby is such number as has a proposed maximum aggregate offering price of $200,000,000, in U.S. dollars, or the equivalent thereof in foreign currencies, plus accrued dividends, if any.

  (4) The proposed maximum offering price per share or Depositary Share is equal to the proposed maximum aggregate offering price for the shares or Depositary Shares offered, divided by the number of shares or Depositary Shares offered.

  (5) Estimated solely for the purposes of calculating the registration fee.


  (6) Previously paid.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS SUBJECT TO COMPLETION + +OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT + +BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL + +PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SHALL NOT + +CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY STATE.                                       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION DATED MARCH 16, 1994

PROSPECTUS
                                  $200,000,000

                 [LOGO OF TORCHMARK CORPORATION APPEARS HERE]

                                PREFERRED STOCK

                                  -----------
  Torchmark Corporation ("Torchmark" or the "Company") may offer at any time, or from time to time, shares of preferred stock, par value $1.00 per share ("Preferred Stock"), in one or more series, which may be represented by depositary shares ("Depositary Shares") evidenced by depositary receipts, or any combination of the foregoing, with an aggregate initial public offering price not to exceed $200,000,000.

  The Company will offer the Securities to the public at prices and on terms to be determined at or prior to the time of sale. Specific terms of the securities in respect of which this Prospectus is being delivered ("Securities") will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Securities, the initial price thereof and the net proceeds from the sale thereof. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and to be set forth in Prospectus Supplements. The Securities may be sold for U.S. dollars or one or more foreign or composite currencies and the dividends on the Securities may likewise be payable in U.S. dollars or one or more foreign or composite currencies.

  The Prospectus Supplement will set forth the terms of the Preferred Stock, including the designation, number of shares or fractional interests therein (or if Depositary Shares are issued, the fraction of a share of Preferred Stock represented by one Depositary Share), liquidation preference per share, initial public offering price, dividend rate or method of calculation thereof, dates on which dividends will be payable and dates from which dividends will accrue, any redemption or sinking fund provisions, as well as any listing on a national securities exchange and any other terms in connection with the offering and sale of the Securities in respect of which this Prospectus is being delivered.

  Because the Company is a holding company, the rights of the Company to participate in any distribution of assets of any subsidiary (and thus the ability of holders of Securities to benefit from such distribution) are subject to the prior claims of creditors of that subsidiary. Such claims would include subsidiary indebtedness of approximately $67 million dollars at September 30, 1993. See "Description of Securities--General."

  As part of the Securities, Torchmark Capital L.L.C. ("Torchmark Capital"), a special purpose finance subsidiary of Torchmark, may also offer from time to time its preferred shares ("LLC Preferred Shares"), in one or more series, at an aggregate initial public offering price not to exceed $200,000,000 at the time of sale. In connection therewith, the Company may offer backup undertakings ("Backup Undertakings") with respect to the LLC Preferred Shares, as described herein under "Torchmark Capital L.L.C." The term "Securities" as used herein shall also refer to such LLC Preferred Shares and any related Backup Undertakings. Any issue of LLC Preferred Shares and related Backup Undertakings shall correspondingly reduce the amount of other Securities available for offer and sale hereunder.

  The Securities may be sold by the Company or Torchmark Capital to underwriters, to or through dealers, acting as principals for their own account or acting as agents, or directly to other purchasers. The Prospectus Supplement will set forth the names of any underwriters or agents, the principal amounts or shares, if any, to be purchased by underwriters, and the compensation, if any, of such underwriters or agents. The Company may indemnify such underwriters, dealers and agents against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution."

                                  -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

March 16, 1994

                             AVAILABLE INFORMATION

  Torchmark Corporation (the "Company") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, therefore, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its New York Regional Office, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates, by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and The Stock Exchange, London EC2N 1HP, England.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") filed jointly by the Company and Torchmark Capital with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in the Registration Statement (in accordance with the rules and regulations of the Commission), and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company, Torchmark Capital and the Securities.

  No separate financial statements of Torchmark Capital have been included herein. Torchmark and Torchmark Capital do not consider that such financial statements would be material to holders of any LLC Preferred Shares which may be offered hereby because Torchmark Capital is a newly organized special purpose subsidiary, has no operating history and no independent operations and is not engaged in and does not propose to engage in, any activity other than the issuance of its shares and the lending of the proceeds thereof to Torchmark. See "Torchmark Capital L.L.C." Torchmark Capital is a limited liability company organized under the laws of the State of Delaware and will be managed by Torchmark, which directly or indirectly beneficially owns all of Torchmark Capital's common shares, which are non-transferable. Financial statements of Torchmark Capital will be made available to the holders of LLC Preferred Shares annually as soon as practicable after the end of Torchmark Capital's fiscal year.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company (file no. 1-8052) with the Commission are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1992 ("Form 10-K"), (ii) Form 8-K dated February 26, 1993, (iii) Quarterly Report on Form 10-Q for the period ended March 31, 1993, (iv) Form 8 dated April 29, 1993, containing Amendment No. 1 to Form 10-K, (v) Form 8-K dated June 7, 1993, (vi) Form 10-K/A, dated July 14, 1993, containing Amendment No. 2 to Form 10-K, (vii) Quarterly Report on Form 10-Q for the period ended June 30, 1993, (viii) Quarterly Report on Form 10-Q for the period ended September 30, 1993, and (ix) Form 8-K dated October 14, 1993.

  All reports and other documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement set forth herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement set forth herein or in a subsequently filed document deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement that is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

  The Company will furnish, without charge, to each person to whom a Prospectus and Prospectus Supplement are delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted in writing to the Investor Relations Department, Torchmark Corporation, 2001 Third Avenue South, 16th Floor, Birmingham, Alabama 35233 or by telephone at (205) 325-4243.

                               ----------------

  Unless otherwise indicated, currency amounts in this Prospectus and the Prospectus Supplement are stated in United States dollars ("$" or "U.S.$").

                                  THE COMPANY

  The Company, an insurance and diversified financial services holding company, was incorporated in Delaware on November 29, 1979 as Liberty National Insurance Holding Company. Through a plan of reorganization, which became effective on December 30, 1980, it became the parent company for the businesses operated by Liberty National Life Insurance Company ("Liberty") and Globe Life And Accident Insurance Company ("Globe"). United American Insurance Company ("United American"), Waddell & Reed, Inc. ("W&R") and United Investors Life Insurance Company ("UILIC"), along with their respective subsidiaries, were acquired in 1981. The name Torchmark Corporation was adopted on July 1, 1982. Family Service Life Insurance Company ("Famlico") was purchased in July, 1990.

  Through its life insurance subsidiaries, including Liberty, Globe, United American, Famlico and American Life and Accident Insurance Company, the Company offers a portfolio of life and health insurance products. Through United Investors Management Company ("UIMCO"), a wholly-owned subsidiary which owns W&R, UILIC and Torch Energy Advisors Incorporated, the Company offers institutional investment management services and individual financial planning and products, including life insurance, annuities and mutual funds; provides management services with respect to oil and gas production and development; and engages in energy property acquisitions and dispositions, oil and gas product marketing and well operations. The Company maintains a 27% ownership interest in Vesta Insurance Group, Inc. ("Vesta"), a property and casualty insurance holding company, which owns Liberty National Fire Insurance Company, offering industrial fire insurance, collateral protection insurance, personal and commercial property and casualty insurance and domestic reinsurance.

  The principal executive office of the Company is located at 2001 Third Avenue South, Birmingham, Alabama 35233, and its telephone number is (205) 325-4200.


  Torchmark Capital is a special purpose finance subsidiary of Torchmark organized as a limited liability company under the laws of the State of Delaware. All of Torchmark Capital's common shares are directly or indirectly beneficially owned by the Company and are non-transferable. Torchmark Capital has no board of directors or officers, and all of its business and affairs are conducted by the Company, as the manager (the "Manager") appointed in Torchmark Capital's Limited Liability Company Agreement, as amended. Torchmark Capital exists solely for the purpose of issuing its shares and lending the proceeds thereof to the Company to finance Torchmark's business operations. The principal office of Torchmark Capital is c/o Torchmark Corporation, 2001 Third Avenue South, Birmingham, Alabama 35233.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the ratio of the Company's (consolidated) earnings to combined fixed charges and preferred stock dividends, for the periods indicated:

                                      YEAR ENDED DECEMBER 31,
                                      ------------------------ NINE MONTHS ENDED
                                      1988 1989 1990 1991 1992 SEPTEMBER 30, 1993
                                      ---- ---- ---- ---- ---- ------------------
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends:
 Excluding interest credited on
  deposit products................... 5.8  6.1  6.3  6.2  7.1         6.9
 Including interest credited on de-
  posit products..................... 4.0  4.0  3.8  3.6  3.8         3.8

  For the purpose of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consists of operating income before income taxes and fixed charges. "Fixed charges" consists of interest charges and the portion of rental expense deemed representative of the interest factor. "Combined fixed charges and preferred stock dividends" represent fixed charges (as described above) and the pre-tax income required to pay the preferred stock dividends of the Company.

                                USE OF PROCEEDS

  The net proceeds from the sale of Securities offered by Torchmark Capital hereby will be lent to Torchmark. The net proceeds from the sale of the Securities offered hereby by the Company, and the net proceeds of any loans from Torchmark Capital, will be used by the Company for general corporate purposes, which may include, without limitation, repayment of bank debt, additional capitalization of the Company's insurance subsidiaries, the repurchase of shares of the Company's Adjustable Rate Cumulative Preferred Stock, Series A or Common Stock, and possible acquisitions, unless a specific determination as to the use of the proceeds is otherwise described in an accompanying Prospectus Supplement.

                                 RECENT EVENTS

PRELIMINARY 1993 RESULTS

  On February 7, 1994, the Company reported preliminary unaudited results for 1993. Preliminary unaudited net income was $298 million for 1993, increasing 12.2% over the $265 million reported in 1992. On a per share basis, net income was $4.01 in 1993, up 12.0% from $3.58 in 1992. Included in 1993 net after-tax income were several non-recurring items, including a $37.2 million gain from the Vesta sale, a gain of $18.4 million from the change in accounting standards, a charge of $53.3 million for non-operating expenses for guaranty fund assessments, directors' and officers' liability, and legal and litigation expenses, and a $9.4 million charge for prior year's deferred income tax liability resulting from the increase in tax rates under the Revenue Reconciliation Act of 1993. Capital gains for the year were $5.21 million after-tax compared to a loss of $626 thousand in 1992. Adjusting for these non-operating items and capital gains and losses, net income per share increased 11.0% to $4.04 in 1993 from $3.64 in 1992.

  Preliminary unaudited consolidated total revenue increased 6.4% to $2.18 billion from $2.05 billion in 1992. Included in revenue were life premiums of $556 million, up 2% from the prior year, and health premiums of $800 million a slight increase from $798 million in 1992. Sales of investment products were up 9.4% resulting in an increase in financial services revenue of 3% to $137 million while net investment income declined 2.7% to $372 million. Energy operations revenue increased 43% to $106 million.

  While new life insurance sales as measured by annualized premium decreased to $128 million in 1993 from $132 million in 1992, life insurance annualized premium in force grew 4.2% to $613 million. Medicare Supplement sales were down 13% to $136 million of annualized premium, but Medicare Supplement premium in force grew 3.4% to $601 million. Total annualized premium in force increased slightly to $1.44 billion. Assets under management at W&R totaled $14.5 billion, up 19%.

  Torchmark's assets increased 12.9% to $7.65 billion at December 31, 1993, and stockholders' equity increased 27% to $1.42 billion.

LITIGATION

  In May 1992, litigation was filed against Liberty in the Circuit Court for Barbour County, Alabama (Robertson v. Liberty National Life Insurance Company, Case No.: CV-92-021). This suit was amended in October 1992 to include claims on behalf of a class of Liberty policyholders alleging fraud in the exchange of certain cancer insurance policies. It seeks substantial equitable and injunctive relief and unspecified compensatory and punitive damages. A policyholder class was certified by the Barbour County Court in March 1993. Additionally, subsequent to the class certification, a number of separate lawsuits based on substantially the same allegations as in Robertson were filed by plaintiffs in Alabama, Georgia, Florida and Mississippi. Four additional class action suits also based upon substantially the same allegations as in Robertson were filed in Mobile County, Alabama (Adair v. Liberty National Life Insurance Company, Case No.: 93-958 and Lamey v. Liberty National Life Insurance Company, Case No.: CV 93-1256) and in Polk County, Florida ( Howell v. Liberty National Life Insurance Company, Case
No.: GC-G 93-2023 and Scott v. Liberty National Life Insurance Company, Case
No.: GC-G 93-2415) after the class certification.

  On October 25, 1993, a jury in the Circuit Court for Mobile County rendered a one million dollar verdict against Liberty in McAllister v. Liberty National Life Insurance Company (Case No.: CV 82-4085), one of twenty-five suits involving cancer policy exchanges which were filed prior to class certification in the Barbour County litigation. Liberty has filed appropriate post-judgment motions and, if necessary, will appeal the McAllister verdict. Previously, another judge in the Mobile Circuit Court had granted a summary judgment in favor of Liberty in another substantially similar suit, which is on appeal.

  The Robertson litigation was tentatively settled pending a fairness determination by the Court after a hearing which was held on January 20, 1994. Class members were mailed notice of the hearing and the proposed settlement.

  On February 4, 1994, the Circuit Court for Barbour County, Alabama ruled that with $16 million increase in the value of the proposed Robertson settlement from approximately $39 million to $55 million, the settlement would be fair and would be approved, provided that the parties to the litigation accept the amended settlement within fourteen days of the issuance of the ruling. On February 17, 1994, the Court extended for two weeks the period for filing objections to or accepting the court's order conditionally approving the class action settlement. On February 22, 1994, the Court entered an order in the Robertson litigation, which delayed any final decision on the proposed class action settlement and various motions to modify it (including motions to delete Torchmark from the settlement release), pending certain specified discovery to be completed within 90 days from the date the order was entered. In the order, the Court directed limited additional discovery regarding whether Torchmark had any active involvement in the cancer policy exchanges. Pending completion of limited additional discovery, the Court has reserved jurisdiction and extended the deadline for acceptance or rejection of the modifications set forth in the February 4, 1994 order.

  The Company has provided for the $55 million proposed amended settlement charge in its 1993 financial reports, although the Company believes that it is highly likely that intervenors will pursue an appeal of the ruling to the Supreme Court of Alabama. In the event a settlement is not agreed to and approved, the Company intends to aggressively defend the various cases.

UIMCO GOING-PRIVATE TRANSACTION

  On October 1, 1993, UIMCO was merged with and into UIMCO Mergerco, Inc. ("Mergerco"), a wholly-owned subsidiary of the Company pursuant to the terms and provisions of the Agreement and Plan of Merger dated as of June 2, 1993, as amended as of August 5, 1993, among UIMCO, Mergerco and the Company (the "Merger Agreement"). The Merger Agreement was approved at a special meeting of holders of non-voting common stock of UIMCO held on September 29, 1993, by the holders of more than a majority of the shares of the non-voting common stock (other than shares owned by the Company or any of its subsidiaries) actually voted at the meeting (excluding abstentions). The Merger Agreement provided that, upon consummation of the merger, the Company would acquire the approximately 16% of UIMCO that it did not already own, that UIMCO would become a wholly-owned subsidiary of the Company and that all of UIMCO's non-voting common stock (other than shares owned by the Company or any of its subsidiaries and by stockholders who perfect their appraisal rights in accordance with Delaware law) would be converted to the right to receive $31.25 per share in cash.

  Also, on October 1, 1993, prior to the filing of the merger documents, a memorandum opinion was issued by the Delaware Chancery Court in the consolidated action Behrens v. Richey, et al. (Civil Action No. 12876), denying a motion sought by two of the Company's shareholders to enjoin the proposed merger. Thereafter, the Certificate of Merger was filed in the State of Delaware and the merger was consummated.

VESTA OFFERING

  The Company and Liberty Management Services, Inc. ("LMS"), its wholly-owned subsidiary, sold a total of 6,800,000 shares of the common stock of Vesta, a newly-formed subsidiary serving as the holding company for the Company's property and casualty insurance subsidiaries, in an underwritten public offering on November 10, 1993. Additionally, Vesta sold 2,200,000 new shares in the initial public offering. All shares were sold at $25.00 per share resulting in a pre-tax net gain of approximately $57.2 million recorded by the Company. After completion of the offering, the Company, through LMS, continues to own 27% of the outstanding stock of Vesta and R. K. Richey, Chairman and Chief Executive Officer of the Company, serves as Chairman of Vesta. Additionally, another Company subsidiary has loaned Vesta $28,000,000.

TORCH ROYALTY TRUST

  On November 17, 1993, the 8.6 million trust units of the $180,600,000 Torch Royalty Trust were sold in an initial public offering at $21.00 per unit. Prior to the public offering, the Company and certain of its affiliates had transferred approximately $125.4 million of oil and gas properties to Torch Royalty Trust. As a result of the public offering the company recorded a pre-tax net gain of approximately $1.2 million. Torch Energy Advisors Incorporated will manage the trust, which has as its primary assets producing gas properties located in Louisiana, Alabama and Texas.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected consolidated financial information for five years ended December 31, 1992 and for the nine-month periods ended September 30, 1992 and 1993 should be read in conjunction with the more detailed information and financial statements available as described under "Available Information" and "Incorporation of Certain Information by Reference." The information for the nine-month periods ended September 30, 1992 and 1993 was derived from unaudited financial statements. In the opinion of management, however, all adjustments necessary for a fair presentation of such information have been included. Results of interim periods are not necessarily indicative of results for an entire year.

                                                                                             NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                          ---------------------------------------------------------------  ----------------------
                             1988        1989        1990          1991           1992        1992        1993
                          ----------  ----------  ----------    -----------    ----------  ----------  ----------
                                          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Premium and Policy
 Charges:
 Individual life
  premium...............  $  403,546  $  432,235  $  487,991    $   524,052    $  544,467  $  409,262  $  416,442
 Individual health
  premium...............     681,250     682,680     738,431        769,821       797,855     596,543     603,710
 Other premium..........      71,977      69,521      64,830         71,940       111,640      84,420     115,583
 Total..................   1,156,773   1,184,436   1,291,252      1,365,813     1,453,962   1,090,225   1,135,735
Net investment income...     266,155     308,019     348,412        364,318       382,735     286,569     292,093
Financial services
 revenue................     102,075     108,255     108,561        114,326       133,462     100,505     102,496
Energy operations
 revenue................      14,341      22,239      32,218         54,841        74,014      50,436      65,140
Realized investment
 gains (losses).........      (7,712)        547       4,081          4,195          (948)      2,162       2,264
Total revenue...........   1,536,835   1,629,326   1,787,148      1,907,441     2,045,810   1,531,830   1,599,779
Net income..............     182,406     211,308     229,177        246,489       265,477     198,569     216,147/5/,/6/
Preferred stock
 dividends..............       8,000       7,667       6,898          6,116         3,453       2,632       2,467
Net income available to
 common shareholders....     174,406     203,641     222,279        240,373       262,024     195,937     213,680/5/
Net income per common
 share..................        2.10        2.59        2.85           3.13          3.58        2.67        2.90/5/
Life insurance sales:
 Individual.............  10,787,454  10,883,275  11,257,778     11,222,307    11,067,341   8,075,985   9,042,766
 Group and credit.......     268,861     141,483         -0-            -0-           -0-         -0-         -0-
 Total..................  11,056,315  11,024,758  11,257,778     11,222,307    11,067,341   8,075,985   9,042,766
Increase (decrease) in
 life insurance in
 force:
 Individual.............   1,282,126   1,270,987   1,332,430/1/   1,367,056/2/  2,237,229   1,502,821   2,361,136
 Group and credit.......    (296,247)   (428,382)   (637,697)       (86,644)      (41,685)    (30,350)     (8,825)
 Total..................     985,879     842,605     694,733      1,280,412     2,195,544   1,472,471   2,352,311
Annualized life and
 health premium issued:
 Individual life........     102,910     115,900     130,532        134,291       131,726     100,084      96,118
 Individual health......     268,597     232,336     273,290        216,962       224,905     169,380     139,965
 Group and credit.......       8,107       3,729      (1,299)          (550)          -0-         -0-         -0-
 Total..................     379,614     351,965     402,523        350,703       356,631     269,464     236,083
Increase (decrease) in
 annualized life and
 health premium in
 force:
 Individual life........      18,728      30,562      18,364/1/      16,099/2/     25,538      20,694      19,101
 Individual health......      29,878      12,228      56,456         11,749        34,346      32,139       1,835
 Group and credit.......        (562)     (1,765)     (1,515)            (1)           (4)         (2)        -0-
 Total..................      48,044      41,025      73,305         27,847        59,880      52,831      20,936
Mutual fund collections.     643,289     725,558     722,424        765,131     1,024,997     865,307     925,636
Per preferred share
 Cash dividends paid....  $     8.15  $     7.80  $     7.50    $      7.66    $     7.01  $     5.65  $     5.25
Per common share:
 Cash dividends paid....         .73         .83         .93           1.00          1.07         .80         .80

                                                AT DECEMBER 31,                          AT SEPTEMBER 30,
                          ----------------------------------------------------------- -----------------------
                             1988        1989        1990        1991        1992        1992        1993
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and invested
 assets/3/ .............  $ 3,226,898 $ 3,559,948 $ 4,155,577 $ 4,605,446 $ 4,994,828 $ 4,875,713 $ 5,571,925
Total assets............    4,428,971   4,921,404   5,535,895   6,160,742   6,770,115   6,589,631   7,569,017
Short-term debt.........        5,271     125,977         779      11,499     276,819     279,240      94,835
Long-term debt..........      497,463     498,235     529,294     667,125     497,867     504,088     847,482
Shareholders' equity....      795,617     894,544     943,787   1,079,251   1,115,660   1,054,497     280,133
 Per common share/4/....         8.67       10.02       11.13       13.11       14.54       13.86       16.71
Life insurance in force:
 Individual.............   51,678,577  52,949,564  54,619,033  56,041,294  58,278,523  57,544,934  60,640,426
 Group and credit.......    1,222,180     793,798     156,101      69,457      27,772      38,288      18,180
 Total..................   52,900,757  53,743,362  54,775,134  56,110,751  58,306,295  57,583,222  60,658,606
Annualized life and
 health premium in
 force:
 Individual life........      467,970     497,252     543,728     562,541     588,079     583,234     607,180
 Individual health......      717,709     729,937     786,393     798,142     832,488     830,282     834,323
 Group and credit.......        3,290       1,525          10           9           5           7           5
 Total..................    1,188,969   1,228,714   1,330,131   1,360,692   1,420,572   1,413,523   1,441,508
Assets under management
 at
 W&R....................    8,042,000   8,542,000   8,212,000  10,692,000  12,143,000  11,365,000  13,832,000

- --------
/1/ The increase in individual life insurance in force is adjusted by $337 million, and the increase in individual life annualized premium in force is adjusted by $28.1 million, representing the business acquired in the Famlico acquisition.
/2/ The increase in individual life insurance in force is adjusted by $55 million, and the increase in individual life annualized premium in force is adjusted by $2.7 million, representing the business acquired in the Sentinel American Life Insurance Company acquisition.
/3/ Includes accrued investment income.
/4/ Computed after deduction of preferred shareholders' equity.
/5/ Includes the effects of adoption of Financial Accounting Standards 106 and 109 and a one-time addition to a non-operating expense reserve relating to self-insurance for directors' and officers' liability, guarantee fund assessments and litigation expenses. On an after-tax basis, adoption of FAS 106 resulted in a charge of $7.1 million, adoption of FAS 109 resulted in an addition to earnings of $29.5 million, and the addition to the non-operating expense reserve resulted in a charge of $22.8 million. Also includes the effects of tax legislation which increased the corporate tax rate from 34% to 35% resulting in a charge to net earnings of $12.3 million, of which $9.2 million related to prior years.
/6/ Does not include a pre-tax net gain of approximately $59 million related to the Vesta Initial Public Offering and a pre-tax net gain of $1.2 million related to the Torch Royalty Trust Initial Public Offering. These gains were recorded by the Company in the 4th quarter of 1993.

                      DESCRIPTION OF TORCHMARK STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  At September 30, 1993, the authorized capital stock of Torchmark was 165,000,000 shares, consisting of:

  (a) 5,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which 469,820 shares of Adjustable Rate Cumulative Preferred Stock, Series A ("Series A Preferred Stock") were outstanding and 530,180 shares of Series A Preferred Stock were held in treasury; and

  (b) 160,000,000 shares of Common Stock, par value $1.00 per share ("Common Stock"), of which 73,738,763 shares were outstanding, 895,465 shares were held in treasury, and 67,230,312 shares were held by subsidiaries and treated as treasury shares .

  Torchmark Corporation announced on February 22, 1994 that it will redeem on March 31, 1994 the outstanding shares of its Series A Preferred Stock at a redemption price of $100 per share plus accrued and unpaid dividends to the redemption date, in the aggregate amount of $1.13 per share. First Chicago Trust Company of New York is serving as redemption agent and mailed redemption materials to holders of Series A Preferred Shares. The $1.13 dividend was declared for payment on March 31, 1994 to holders of record as of March 17, 1994.

  In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above.
The Board of Directors of Torchmark (or a duly authorized committee thereof) is empowered, without approval of the stockholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors of Torchmark (or a duly authorized committee thereof). Among the specific matters that may be determined by the Board of Directors of Torchmark (or a duly authorized committee thereof) are: the annual rate of dividends; the redemption price, if any; the terms of a sinking or purchase fund, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Torchmark; conversion rights, if any; and voting powers, if any, in addition to those described below. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the Restated Certificate of Incorporation of Torchmark, as amended (the "Restated Certificate of Incorporation"). No holders of any class of Torchmark's capital stock are entitled to preemptive rights.

GENERAL

  Since the Company is a holding company, the rights of the Company to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of holders of the Securities to benefit from such distribution) are subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be a creditor with recognized claims against that subsidiary. Claims on the Company's subsidiaries by creditors may include claims of policyholders, holders of indebtedness and claims of creditors in the ordinary course of business. Such claims may increase or decrease, and additional claims may be incurred in the future.

  Statutes regulating insurance holding company systems impose various limitations on investments in affiliates and may require prior approval of the payment of certain dividends and other distributions by the regulated insurance company to the Company or various of its affiliates. Since the Company's primary source of income is the income of its insurance company subsidiaries and its primary source of internally generated cash flow is the dividends from such subsidiaries, the Company's ability to meet its obligations and pay the dividends, redemption price, or liquidation payments on the Securities may be affected by any such required approval.


PREFERRED STOCK

  The following is a general description of the terms of the Preferred Stock of Torchmark. The particular terms of any series of Torchmark Preferred Stock offered hereby ("Offered Preferred Stock") will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, of the Offered Preferred Stock of each series will be fixed or designated pursuant to a certificate of designations adopted by the Board of Directors of Torchmark or a duly authorized committee thereof. The description of Preferred Stock set forth below and the description of the terms of a particular series of Offered Second Preferred Stock that will be set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designations relating to such series.

  The Offered Preferred Stock shall rank on a parity with the Series A Preferred Stock, but in all respects, regardless of series, the Offered Preferred Stock shall rank in preference to the Common Stock as to payment of dividends and as to distribution of assets of Torchmark upon the liquidation, dissolution or winding up of Torchmark. Upon issuance against full payment of the purchase price therefor, shares of Offered Preferred Stock will be fully paid and nonassessable.

  Dividends. Holders of Offered Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of Torchmark out of any funds legally available for that purpose, dividends in cash at such respective rates, payable on such dates in each year and in respect of such dividend periods, as stated in Torchmark's Restated Certificate of Incorporation or the certificate of designations for such series of Offered Preferred Stock, before any dividends may be declared or paid or set apart for payment upon the Common Stock or any other class of stock ranking junior to such series of Offered Preferred Stock. No dividend may be declared or paid on any series of Offered Preferred Stock unless at the same time a dividend in like proportion to the respectively designated dividend amounts shall be declared or paid on each other series of Preferred Stock then issued and outstanding ranking prior to or on a parity with such particular series with respect to the payment of dividends. Dividends on Offered Preferred Stock may be either cumulative or noncumulative.

  Pursuant to the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock (the "Series A Certificate of Designations"), the dividends payable on shares of the Series A Preferred Stock are adjustable, being determined in advance of each period at 1.25% less than the highest of the treasury bill rate, the ten year constant maturity rate (as defined in the Series A Certificate of Designations), or the twenty year maturity rate (as defined in the Series A Certificate of Designations). However, the dividend rate will never be less than 7% nor greater than 13%. The most recent dividend was paid at a rate of 7%. Such dividends are cumulative and payable quarterly on February 1, May 1, August 1 and November 1 of each year. These dividends rights are superior to the dividend rights of the Common Stock and will rank equally with the dividend rights on the Offered Preferred Stock.

  Liquidation Preference. In the event of any liquidation, dissolution or winding up of Torchmark, whether voluntary or involuntary, holders of Offered Preferred Stock of each series (if any shares thereof are then issued and outstanding) will be entitled to payment of the applicable liquidation price or prices plus accrued dividends, out of the available assets of Torchmark, in preference to the holders of Common Stock or any other class of stock ranking junior to such series of Offered Preferred Stock upon liquidation, dissolution or winding up. The Series A Certificate of Designations provides that the sale, conveyance, exchange or transfer of all or substantially all of the property or assets of Torchmark or a consolidation or merger of Torchmark with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of Torchmark.

  The amount payable on shares of the Series A Preferred Stock in the event of any involuntary or voluntary liquidation, dissolution or winding up of the affairs of Torchmark is $100.00 per share, together with accrued dividends to the date of dissolution or payment. The liquidation rights of the Series A Preferred Stock will rank equally with the liquidation rights of Offered Preferred Stock.

  Redemption and Conversion. Each series of Offered Preferred Stock will be subject to redemption, if applicable, on such terms, at such prices and on such dates as may be set forth in the applicable certificates of designations. The Offered Preferred Stock will not be convertible.

  The Series A Preferred Stock is redeemable at the option of Torchmark at any time, in whole or in part, at a redemption price of $100.00 per share together with accrued dividends to the date of distribution or payment. The Series A Preferred Stock is not convertible.

  Voting Rights. The holders of the Preferred Stock (including the Offered Preferred Stock) have no voting rights except as specifically required by statute and except for certain voting rights specifically provided in Torchmark's Restated Certificate of Incorporation or the certificates of designations creating the various series of such stock. Torchmark's Series A Certificate of Designations provides that the vote or consent of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock, voting separately as a class with all other affected series of preferred stock ranking on a parity with the Series A Preferred Stock either as to dividends or upon liquidation, is required to (a) authorize, create, or issue, or increase the authorized amount of, any class or series of stock ranking prior to the Series A Preferred Stock as to dividends and upon liquidation; (b) any amendment, alteration or repeal of the Restated Certificate of Incorporation which affects adversely the preferences, rights or powers of the Series A Preferred Stock and any other shares of the same class (if only certain series are affected, separate votes by the series affected are required). Further, in the event dividends payments on the Preferred Stock shall be in default in an amount equivalent to six full quarterly dividends, then the holders of Preferred Stock, voting separately as a class with all other affected series of preferred stock ranking on a parity and upon which similar voting rights have been conferred and are exercisable, shall be entitled to elect two directors of Torchmark until such time as such dividends shall have been paid or set aside for payment.

  Voting rights of the holders of the Series A Preferred Stock and Common Stock are, and the voting rights of the Offered Preferred Stock will be, noncumulative.

  The transfer agent and register of the Series A Preferred Stock is First Chicago Trust Company of New York.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

  Torchmark may, at its option, elect to offer fractional interests in the Offered Preferred Stock, in which event Torchmark will offer depositary shares ("Depositary Shares"), each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Offered Preferred Stock) of a share of a particular series of Offered Preferred Stock as described below.

  The Offered Preferred Stock of any series represented by Depositary Shares will be deposited under a deposit agreement (the "Deposit Agreement") between Torchmark and a bank or trust company selected by Torchmark having its principal office in the United States and having, alone or together with its affiliates, a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

  The Depositary Shares will be evidenced by depositary receipts ("Depositary Receipts") issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional interests in Offered Preferred Stock in accordance with the terms of the offering set forth in the applicable Prospectus Supplement. A copy of the form of Deposit Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in it entirety by reference to such exhibit.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all dividends or other cash distributions received in respect of the Offered Preferred Stock to the record holders of Depositary Shares relating to such Offered Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of such Depositary Shares owned by such holders, unless the Depositary determines that such distribution cannot be made proportionately among such holders or that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Torchmark, sell such securities or property and distribute the net proceeds from such sale to such holders or adopt such other method as it deems equitable and practicable for effecting such distribution.

WITHDRAWAL OF THE OFFERED PREFERRED STOCK

  Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary (unless the related Offered Preferred Stock or Depositary Shares have previously been called for redemption), and upon payment of the charges provided in the Deposit Agreement and subject to the terms hereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery to such office to or upon his order, of the number of whole shares of Offered Preferred Stock and any money or other property represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Offered Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Offered Preferred Stock thus withdrawn, and any subsequent holders of those shares, will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor.

REDEMPTION OF DEPOSITARY SHARES

  Upon redemption of Offered Preferred Stock represented by Depositary Shares, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing Offered Preferred Stock so redeemed, provided Torchmark shall have paid in full to the Depositary the redemption price of the Offered Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price and any other amounts per share payable with respect to the Offered Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Depositary by lot or pro rata or by any other equitable method, in each case as may be determined by Torchmark.

VOTING OF THE OFFERED PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the Offered Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Offered Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Offered Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Offered Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Torchmark will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Offered Preferred Stock (but, at its discretion, not from appearing at any meeting with respect to such Offered Preferred Stock) to the extent it does not receive specific instructions from the holders of Depositary Shares representing Offered Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Torchmark and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding.

  The Deposit Agreement may be terminated by Torchmark upon not less than 60 days' notice, whereupon the Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Offered Preferred Stock represented by such Depositary Receipts. The Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares have been redeemed, or (ii) there has been a final distribution in respect of the Offered Preferred Stock in connection with any liquidation, dissolution or winding up of Torchmark and such distribution has been made to the holders of Depositary Receipts.

CHARGES OF DEPOSITARY

  Torchmark will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Torchmark will pay the fees and expenses of the Depositary in connection with the performance of its duties under the Deposit Agreement, to the extent specified in the Deposit Agreement. Holders of Depositary Receipts will pay transfer and other taxes and governmental charges.

MISCELLANEOUS

  Torchmark will forward to holders of Depositary Shares any reports and communications that it sends to holders of Offered Preferred Stock. Neither the Depositary nor Torchmark will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of Torchmark and the Depositary under the Deposit Agreement will be limited to performing their duties thereunder without negligence or willful misconduct, and Torchmark and the Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or any Offered Preferred Stock unless satisfactory indemnity is furnished. Torchmark and the Depositary may rely on advice of counsel or accountants, on information provided by holders of Depositary Shares or other persons believed to be authorized or competent and on documents believed to be genuine.

  In the event the Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and Torchmark, on the other hand, the Depositary shall be entitled to act on such claims, requests or instructions received from Torchmark.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to Torchmark notice of its election to do so, and Torchmark may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having, alone or together with its affiliates, a combined capital and surplus of at least $50,000,000.

                         TORCHMARK CAPITAL L.L.C.

GENERAL

  Torchmark Capital, a subsidiary of Torchmark, is a limited liability company organized under the laws of the State of Delaware. All of its common shares are beneficially owned by Torchmark or its affiliates and are non-transferable. Torchmark Capital's principal offices are located c/o the Manager at the address set forth under "The Company." Torchmark Capital has no board of directors, and all of its business and affairs are conducted by Torchmark, as the Manager appointed in Torchmark Capital's Limited Liability Company Agreement, as amended. The location of the principal executive offices of the Manager is set forth above under "The Company." Torchmark Capital exists solely for the purpose of issuing its shares and lending the net proceeds thereof to Torchmark.

LLC PREFERRED SHARES

  Torchmark Capital may from time to time issue LLC Preferred Shares, in one or more series, having terms described in the Prospectus Supplement relating thereto. Under Torchmark Capital's Limited Liability Company Agreement, as amended, the Manager may establish one or more classes or series of LLC Preferred Shares, having such terms, including distribution, redemption, voting, liquidation rights and such other preferred or other special rights or such restrictions, as the Manager may determine, to be set forth in a Prospectus Supplement. All LLC Preferred Shares of Torchmark Capital offered by any Prospectus Supplement will be guaranteed by Torchmark to the limited extent set forth below and in the Prospectus Supplement under "Guarantee" and may also be entitled to the benefits of certain undertakings of Torchmark as described below and in the Prospectus Supplement under "Backup Undertakings." Any special federal income tax, accounting and other considerations applicable to any offering of LLC Preferred Shares and related Backup Undertakings will be described in the Prospectus Supplement relating thereto.

GUARANTEE

  Torchmark will irrevocably and unconditionally agree (the "Guarantee"), to the extent set forth in a Payment and Guarantee Agreement, to pay in full, to the holders of LLC Preferred Shares of any class or series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of setoff or counterclaim which Torchmark Capital may have or assert. The Guarantee will constitute a guarantee of payment and not of collection, and may be enforced by holders of LLC Preferred Shares directly against Torchmark. The following payments to the extent not paid by Torchmark Capital (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accumulated arrears and accruals of unpaid dividends which have theretofore been declared on the Preferred Shares of such class or series out of moneys legally available therefor; (ii) the redemption price including all accumulated arrears and accruals of unpaid dividends payable, out of moneys legally available therefor with respect to any LLC Preferred Shares of such class or series called for redemption; and (iii) upon a liquidation of Torchmark Capital, the lesser of
(a) the aggregate of the liquidation preference and all accumulated arrears and accruals of unpaid dividends (whether or not) declared on the LLC Preferred Shares of such class or series to the date of payment and (b) the amount of assets of Torchmark Capital remaining available for distribution in liquidation to the holders of LLC Preferred Shares of such class or series. In addition, the Prospectus Supplement relating to a class or series of LLC Preferred Shares will describe the rank of the Guarantee and any additional covenants or other terms of the Guarantee of Torchmark with respect to such class or series.

BACKUP UNDERTAKINGS

  Torchmark and Torchmark Capital will enter into an agreement pursuant to which Torchmark will agree to guarantee the payment of any liabilities incurred by Torchmark Capital (other than obligations to holders of LLC Preferred Shares). The agreement will expressly provide that such agreement is for the benefit of, and is enforceable by, third parties to whom Torchmark Capital owes such obligations.

  In connection with any class or series of LLC Preferred Shares, Torchmark may enter into additional arrangements with Torchmark Capital, including intercompany loan agreements and amendments to Torchmark Capital's Limited Liability Company Agreement and Certificate of Formation, that operate directly or indirectly for the benefit of holders of the LLC Preferred Shares. The Guarantee described above under "Guarantee," the agreement described in the previous paragraph and any such other arrangements are herein collectively referred to as "Backup Undertakings" of Torchmark and will be described in the Prospectus Supplement relating to any class or series of LLC Preferred Shares to which they apply.

                              PLAN OF DISTRIBUTION

GENERAL

  The Company or Torchmark Capital may sell the Securities to or through underwriters or a group of underwriters, directly to other purchasers, or through dealers or agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution, and time and place of delivery, of the offered Securities. The Company or Torchmark Capital also may, from time to time, authorize dealers, acting as the Company's or Torchmark Capital's agents, to solicit offers to purchase the offered Securities upon the terms and conditions set forth in any Prospectus Supplement.

  In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from the Company or Torchmark Capital or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be "underwriters," and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation will be described, in the Prospectus Supplement relating to the offered Securities.

  Under agreements which may be entered into by the Company and/or Torchmark Capital, underwriters, dealers and agents that participate in the distribution of Securities may be entitled to indemnification by the

Company and/or Torchmark Capital against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers and agents may be required to make in connection therewith. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company and/or Torchmark Capital in the ordinary course of business.

  Unless otherwise indicated in a Prospectus Supplement, each issuance of Securities will constitute a new issue of securities with no established trading market. The Securities may or may not be listed on a national securities exchange. In the event that Securities offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for such Securities.

DELAYED DELIVERY ARRANGEMENTS

  If so indicated in the Prospectus Supplement relating to offered Securities, the Company and/or Torchmark Capital will authorize dealers or other persons acting as the Company's or Torchmark Capital's agents to solicit offers by certain institutions to purchase Securities from the Company and/or Torchmark Capital pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company and/or Torchmark Capital. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The dealers and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

  The legal validity of the LLC Preferred Shares, the Preferred Stock, the Depository Shares and the Backup Undertakings will be passed upon for Torchmark and Torchmark Capital by Hughes & Luce, L.L.P., Dallas, Texas. Hughes & Luce L.L.P. will also pass upon United States Federal income tax matters, as described under a Prospectus Supplement relating to the Securities to be offered. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In connection with its opinions, Hughes & Luce, L.L.P. will rely on the opinion of Davis Polk & Wardwell as to matters of New York law.

                                    EXPERTS

  The financial statements and schedules of Torchmark Corporation as of December 31, 1992 and 1991 and for each of the years in the three-year period ended December 31, 1992, incorporated by reference herein have been incorporated by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PRO-SPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                                ---------------

                               TABLE OF CONTENTS

                          PAGE
                          ----
Available Information...    2
Incorporation of Certain
 Information by Refer-
 ence...................    2
The Company.............    4
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends..............    4
Use of Proceeds.........    5
Recent Events...........    5
Selected Consolidated
 Financial Information..    7
Description of Torchmark
 Stock..................    8
Description of Deposi-
 tary Shares............   11
Torchmark Capital
 L.L.C. ................   13
Plan of Distribution....   14
Legal Opinions..........   15
Experts.................   15

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------




                 [LOGO OF TORCHMARK CORPORATION APPEARS HERE]







- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       Filing fee--Securities and Exchange Commission................. $ 68,966
      *Printing and engraving expenses................................   40,000
      *Legal fees and expenses........................................   85,000
      *Accounting fees and expenses...................................    5,000
      *Blue Sky fees and expenses.....................................   20,000
      *Rating agency fees.............................................  120,000
       Transfer Agent and Registrar's fees and expenses...............    5,000
      *Miscellaneous..................................................   10,000
                                                                       --------
          *Total...................................................... $353,966
                                                                       ========

- --------
  * Estimated for the purpose of this Registration Statement.
  **To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1 of Article Ninth of the Restated Certificate of Incorporation of Torchmark provides that a director will not be personally liable to Torchmark or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for paying a dividend or approving a stock repurchase in violation of the Delaware General Corporation Law (the "Act"), or (d) for any transaction from which the director derived an improper personal benefit.

  Section 2(a) of Article Ninth provides that each person who was or is made a party or is threatened to be made a party to, or is involved in, specific actions, suits or proceedings by reason of the fact that he or she is or was a director or officer of Torchmark (or is or was serving at the request of Torchmark as a director, officer, employee or agent for another entity) while serving in such capacity will be indemnified and held harmless by Torchmark, to the full extent authorized by the Act, as in effect (or, to the extent indemnification is broadened, as it may be amended) against all expense, liability or loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection therewith. With respect to derivative actions, indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and the Act requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to Torchmark. Rights conferred hereby are contract rights and include the right to be paid by Torchmark the expenses incurred in defending the proceedings specified above, in advance of their final disposition; provided that, if the Act so requires, such payment will only be made upon delivery to Torchmark by the indemnified party of an undertaking to repay all amounts advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under such Section 2(a) or otherwise. Torchmark may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

  Section 2(b) of Article Ninth provides that persons indemnified under Section 2(a) may bring suit against Torchmark to recover unpaid amounts claimed thereunder, and that if such suit is successful, the expense of bringing such suit will be reimbursed by Torchmark. While it is a defense to such a suit that the person claiming indemnification has not met the applicable standards of conduct making indemnification permissible under the Act, the burden of proving the defense is on Torchmark and neither the failure of Torchmark's Board of Directors, independent legal counsel or the shareholders to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in paragraphs 2(a) and 2(b) of Article Ninth is not exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate of Incorporation or By-Laws, or otherwise. Torchmark may maintain insurance, at its expense, to protect itself and any directors, officers, employees or agents of Torchmark or other entity against any expense, liability or loss, whether or not Torchmark would have the power to indemnify such persons against such expense, liability or loss under the Act.



ITEM 16. EXHIBITS.

               --Form of proposed Underwriting Agreement Standard Provisions
        1*       (Preferred Stock)

        3.1    --Limited Liability Agreement of Torchmark Capital

        3.2    --Certificate of Formation of Torchmark Capital

               --Opinion of Hughes & Luce, L.L.P. as to legality of
        5        securities being registered


       12*     --Statement re computation of ratio of earnings to combined fixed charges and preferred stock dividends

       24.1 --Consent of Hughes & Luce, L.L.P. (contained in Exhibit 5 hereto)

       24.2    --Consent of KPMG Peat Marwick


       25*     --Powers of Attorney

- --------


* Previously filed.

Exhibits not referred to have been omitted as inapplicable or not required.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrants hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

  The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the Torchmark's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification by the Registrants for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described under Item 15 above or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, TORCHMARK CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON MARCH 16, 1994.

                                          Torchmark Corporation


                                          By         /s/ R. K. Richey
                                             ---------------------------------
                                             R. K. RICHEY CHAIRMAN AND CHIEF
                                                    EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, TORCHMARK CAPITAL L.L.C. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON MARCH 16, 1994.


                                          Torchmark Capital L.L.C.


                                          By: Torchmark Corporation, as
                                              Authorized Person


                                          By:    /s/ Keith A. Tucker
                                              -----------------------------

                                              KEITH A. TUCKER VICE CHAIRMAN

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED FOR TORCHMARK AND THE AUTHORIZED PERSON ON MARCH 16, 1994.

             SIGNATURES                         TITLE
             ----------                         -----

          /s/ R. K. Richey              Chairman, Chief Executive
- -------------------------------------    Officer and Director
           (R. K. RICHEY)

         /s/ Keith A. Tucker            Vice Chairman and
- -------------------------------------    Director (Principal
          (KEITH A. TUCKER)              Financial Officer)

        /s/ William T. Graves           Executive Vice President
- -------------------------------------    (Principal Accounting Officer)
         (WILLIAM T. GRAVES)

             SIGNATURES                         TITLE


- -------------------------------------         Director
         (J. P. BRYAN)

                  *
- -------------------------------------         Director
         (ROBERT P. DAVISON)

                  *
- -------------------------------------         Director
         (JOSEPH M. FARLEY)

                  *
- -------------------------------------         Director
         (LOUIS T. HAGOPIAN)

                  *
- -------------------------------------         Director
           (C. B. HUDSON)

                  *
- -------------------------------------         Director
       (JOSEPH L. LANIER, JR.)

                  *
- -------------------------------------         Director
        (HAROLD T. MCCORMICK)

                  *
- -------------------------------------         Director
         (JOSEPH W. MORRIS)

                  *
- -------------------------------------         Director
         (GEORGE J. RECORDS)

                  *
- -------------------------------------         Director
       (YETTA G. SAMFORD, JR.)


*By:    /s/ Keith A. Tucker
    ---------------------------------
         (KEITH A. TUCKER)
         ATTORNEY-IN-FACT